Submission of Audit Report of Woori Bank

1. Date of Submission by Deloitte Anjin LLC, Woori Bank’s independent auditor: March 12, 2013

< Non-consolidated Audit Report >

1. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2012	FY 2011

Revenue	21,158	27,551

Operating Income	1,610	2,501

Income before Income Tax	1,663	2,512

Net Income	1,343	1,969

2. Key Financial Figures

(Units: billions of KRW)

Item	FY 2012	FY 2011

Total Assets	242,668	237,992

Total Liabilities	224,174	219,873

Total Shareholders’ Equity	18,494	18,118

Capital Stock	3,830	3,830

Shareholders’ Equity/ Capital Stock (%)	482.9	473.1

< Consolidated Audit Report >

1. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2012	FY 2011

Revenue	21,586	28,273

Operating Income	1,699	2,593

Income before Income Tax	1,775	2,659

Net Income	1,449	2,069

Income attributable to	1,448	2,069
controlling interests

2. Key Financial Figures

(Units: billions of KRW)

Item	FY 2012	FY 2011

Total Assets	247,248	242,472

Total Liabilities	228,682	224,346

Total Shareholders’ Equity	18,566	18,126

Capital Stock	3,830	3,830

Shareholders’ Equity*/ Capital Stock (%)	484.7	473.2

Number of Consolidated Subsidiaries	62	51

• Excluding non-controlling interests

The above figures have not yet been approved by the shareholders of Woori Bank and remain subject to change.